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                              November 26, 2021

       Steven Cirulis
       Senior Vice President, Chief Financial Officer, Chief Strategy Officer Potbelly Corporation
       111 N. Canal Street, Suite 850
       Chicago, Illinois 60606

                                                        Re: Potbelly
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 27, 2020
                                                            Filed March 12,
2021
                                                            File No. 001-36104

       Dear Mr. Cirulis:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 27, 2020

       Consolidated Financial Statements
       Consolidated Statements of Operations, page 53

   1. It appears from your disclosure on page 36 that cost of goods sold consists primarily of food, beverage, and
packaging costs, and is not burdened with other direct and indirect costs of producing your
food and beverages. If so, please retitle this line item accordingly to better reflect what
it represents.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven Cirulis
Potbelly Corporation
November 26, 2021
Page 2

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have any questions.



FirstName LastNameSteven Cirulis                         Sincerely,
Comapany NamePotbelly Corporation
                                                         Division of
Corporation Finance
November 26, 2021 Page 2                                 Office of Trade &
Services
FirstName LastName